
15007496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMBAPPROVAL
OMB Number:3235-0286
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FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933


SEC MAIL PROCESSING
RECEIVED
JUN 4 2015
WASH, D.C.
201
SECTION

Lemont Inc

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

Address: 61-12 228th Street, 1st Fl, Bayside, NY11364 Tel: 646-508-6285

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Name: Wanjun Xie Address: 61-12 228th Street, 1st Fl, Bayside, NY11364 Tel: 646-508-6285

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6200

(Primary standard Industrial Classification Code Number)

47-1601344

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

(Amended Contents)

1. All amended contents for SEC comments letter on May 11, 2015 are marked by underline.
2. **All amended contents for SEC comments letter on June 1, 2015 are marked by bold.**

PART I. NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(b) the issuer's officers;

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(c) the issuer's general partners;

The Corporation don't have any general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Lansdale Inc is the 100% owner of the Corporation directly, but The Corporation didn't issue any securities to Lansdale Inc.

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., 203, Flushing, NY11354

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Wanjun Xie is the 40% owner of the Corporation indirectly by Lansdale Inc.
Liuyan Li is the 60% owner of the Corporation indirectly by Lansdale Inc.

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(f) promoters of the issuer;

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

(g) affiliates of the issuer;

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., 203, Flushing, NY11354

(h) counsel to the issuer with respect to the proposed offering;

The Corporation don't have any counsels to the issuer with respect to the proposed offering

(i) each underwriter with respect to the proposed offering;

There aren't any underwriters with respect to the proposed offering.

Lansdale Inc is a private corporation, and Lansdale Inc is only a buyer, so the Lansdale Inc isn't an underwriter with respect to the proposed offering.

(j) the underwriter's directors;

None.

(k) the underwriter's officers;

None.

(l) the underwriter's general partners; and

None.

(m) counsel to the underwriter.

None.

ITEM 2. Application of Rule 262

There aren't any persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

There aren't any part of the proposed offering involves the resale of securities by affiliates of the Corporation.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) New York State is the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

(b) New York State is the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen.

State the method by which such securities are to be offered: all these securities will be offering to groups and individuals.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On September 20, 2014, Lansdale Inc became the 100% owner of the Corporation, but the Corporation didn't issue any securities to Lansdale Inc.

The Corporation didn't issue or sell any unregistered securities within one year.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) There aren't any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the follow purposes.

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There aren't any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The Corporation don't have any experts to prepare the offering statement, or to assist to issue the securities which are covered by this 1-A form, so there aren't any experts named had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Corporation don't use of a solicitation for issuing the securities which are covered by this 1-A form, so there isn't a publication authorized by Rule 254 was used prior to the filing of this notification.

PART II. OFFERING CIRCULAR

COVERPAGE

Lemont Inc

(Exact name of Company as set forth in Charter)

Type of securities offered: Class A common shares

Maximum number of securities offered: 380,000,000 shares
Minimum number of securities offered: 360,000, 000 shares

Price per security: $0.0001

Total proceeds:

If maximum sold: $37,206
If minimum sold: $35,206

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No

Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFEREDUNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State State: New York
File No.: 141010000

Effective Date: 10/20/2014

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **47** pages.

THE COMPANY

1. Exact corporate name: Lemont Inc

State and date of incorporation: State: New York Date: 08/15/2014

Street address of principal office: 61-12 228th Street, 1st Fl, Bayside, NY11364

Company Telephone Number: (646)508-6285

Fiscal year: 09/30 (mm/dd)

Person(s) to contact at Company with respect to offering: Wanjun Xie

Telephone Number (if different from above): (646)508-6285

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative.

(1). The Corporation has all substantial risks which have in the foreign exchange markets, the gold markets & the silver markets. If the prediction markets of the Corporation will be wrong, the part or whole fund in trading account will be lost. The Corporation will use leverage to trade foreign exchange, and it is a risks factors.

If the situations will be serious, loses will exceed all fund in the trading account. If the Corporation will lose seriously, the investors who will buy the securities of the Corporation will lose their money.

(2). Our lack of an operating history: the Corporation lacks an operating history, so the investors can't know the ability for running the business by the operating historical data. If the Corporation will lose continually, the investors who will buy the securities of the Corporation will lose their money.

(3). Our lack of an operating history: the managements of the Corporation lack the management's experience in running a public corporation, so the managements of the Corporation maybe make many mistakes while they will be running the Corporation. They maybe charged or penalized by government agencies or SEC for their mistakes, they maybe waste too much time to finish any registering procedures, even make the Corporation will stopped to run its businesses temporary, then the Corporation will lose money.

(4). Our lack of profitable operations in recent periods: the Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014. The Corporation didn't have last fiscal year. The Corporation has part period operation in the fourth quarter 2014, so the Corporation lacks its profitable operation in recent periods. The Corporation lacks the profitable operating history, so the investors can't know the profitable ability of the Corporation by the profitable operating historical data. If the Corporation will lose continually, the investors who will buy the securities of the Corporation will lose their money.

(5). Our financial position: as of December 31, 2014, the total assets of the Corporation were **$18,970**, the cash and cash equivalents of the Corporation were **$18,970**, so the Corporation lacks capital for running its business. If the Corporation will lose continually, it will lose the ability for running its business; the investors who will buy the securities of the Corporation will lose their money, even they can't resale the securities of the Corporation. As of December 31, 2014, the Corporation didn't have any liabilities.

(6). Our lack of sources of additional funding: the Corporation lacks the sources of additional funding. If the Corporation will lose continually, it will lose the ability for running its business; the investors who will buy the securities of the Corporation will lose their money, even they can't resale the securities of the Corporation.

(7). The management beneficially owns a significant portion of the Corporation's securities, it is a risk factor that the management has ability to exercise significant control over the Corporation.

(8). The Corporation dependence on Lansdale Inc, and the risk that this presents. In the future, Lansdale Inc will sell part shares of the Corporation or other corporations, which Lansdale Inc will hold, and then Lansdale Inc will grant most fund to the Corporation, and raise the price of the shares. But if the shares price of the Corporation or other corporations will be low, Lansdale Inc can't sell these shares, and then Lansdale Inc won't grant enough fund to the Corporation, the Corporation won't get enough it working capital.

(9). Many factors can affect the foreign exchange rate. The special factors are international balance of payment, inflation, interest rate, psychological expectations for markets, macro-economy polices of each countries and the currency interference of each countries.

(10). Many factors can affect the price of gold and silver. The special factors are US dollar trend, chaos caused by war, a volatile political situation, a financial crisis in worldwide, inflation, oil prices, rate in a country, economic situation, Supply and demand relation.

(11). If the investing direction of the investors' currency pairs will be opposite with the market direction of their currency pairs, investors will have more losing opportunities if they use a higher leverage rate. The Corporation will use low leverage rate when we are or will be trading foreign exchange.

(12). The Corporation has not yet commenced trading in silver or gold, and the Corporation plan to trade gold and/or silver in the future, so this is a risk factor.

(13). The Corporation opened its trading account in some brokerages, so the Corporation don't contact directly custodians, and the Corporation don't have contracts directly with custodian, the trading brokerages have custodians for custody our fund and foreign currencies, gold and silver. Because the Corporation don't identified any custodian, so this is a risk factor.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a). Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Now, the Corporation are trading trade the foreign currency exchange.

In the future, the Corporation will trade foreign currency exchange, London gold and spot silver.

The Corporation won't receive physical delivery of foreign currencies, gold or silver pursuant to our trades.

All business of the Corporation is in U.S.A, and all trading is in U.S.A brokerages companies.

Custodians for foreign currencies:

(1). The Corporation opened a foreign exchange trading account in OANDA Corporation.

Custodian of OANDA Corporation is HSBC Bank.

Address of HSBC Bank: 452 Fifth Avenue, New York, NY10005

The Corporation and any managers of the Corporation don't have any relationships with OANDA Corporation; exception the Corporation opened a trading account in OANDA Corporation.

(2). The Corporation opened a foreign exchange trading account in ATC Brokers Inc.

Custodian of ATC Brokers Inc is Avail Trading Corp.

Address of Avail Trading Corp: 55 Water Street, 50th Fl, New York, NY10041

The Corporation and any managers of the Corporation don't have any relationships with ATC Brokers Inc, exception the Corporation opened a trading account in ATC Brokers Inc.

Custodian for gold and silver:

The Corporation doesn't commenced trading gold and silver, the Corporation plan to trade gold and silver in the future, so the Corporation doesn't have any accounts for trading gold and silver in any brokerages.

The follow are example for custodian for gold and silver:

(1). HSBC Bank is a custodian for gold and silver.

Address of HSBC Bank: 452 Fifth Avenue, New York, NY10005

Its gold and silver are custodial in its New York gold pool and its London gold pool of HSBC Bank.

(2). JPMorgan Chase Bank is a custodian for gold and silver.

Address of JPMorgan Chase Bank: 452 Fifth Avenue, New York, NY10005

Its gold and silver are custodial in its New York gold pool and its London gold pool of HSBC Bank.

(3). Brink's Corporation is a custodian for gold and silver.

Address of Brink's Corporation: 1801 Bayberry Court, Richmond, VA23226

Its gold and silver are custodial in its New York gold pool and its London gold pool of HSBC Bank.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Now, the Corporation opens the trading accounts in some foreign exchange brokerage companies, and trade foreign exchange by its trading account, to invest in foreign exchange or currency markets.

In the future, the Corporation will continual to trade foreign exchange by its trading account, to invest in foreign exchange or currency markets, at same time, the Corporation will open the trading accounts in some gold and silver brokerage companies, hold and trade London gold and spot silver by its trading account, to invest in London gold and spot silver markets.

The specific types of investment vehicles we will use to hold positions in foreign currencies, gold and silver: The Corporation is or will be trading foreign currencies, gold and silver by the electronic trading platforms; the Corporation is or will be trading the spot foreign currencies, the spot gold and the spot silver.

The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014.

The Corporation haven't any plans to offer a new products. The Corporation isn't or isn't expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items. The Corporation don't have any major existing supply contracts.

(c). Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating.

State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Corporation is and will trading foreign currency exchange, London gold and spot silver.

Describe the industry in which we are participating:

Foreign exchange market is a financial market to trade currency. The foreign exchange can trade the spot foreign exchange or the futures foreign exchange. The foreign exchange market can run 24 hours in weekday, except weekend days and holidays. The foreign exchange market can decide the exchange rate between different currencies. Many factors can affect the exchange rate. Foreign exchange market is most close to the perfect competition between different countries.

Gold and silver are international currency. Gold and silver market is a international market. The gold and silver can trade the spot gold and silver or the futures gold and silver. Many factors can affect the price of the gold and silver. Gold and silver market is most close to the perfect competition in international market.

The trends within industry which we are participating:

The supply-demand relationships, the political factors and the markets will affect the currency rate between different currencies in foreign exchange market. The supply-demand relationships, the political factors and the markets will affect the price of the gold and silver in gold and silver market. In recent, the trends within the industry: US Dollar was appreciating, and other currencies were depreciating. The price of Gold was going down, and the price of silver was going down.

Set forth the timing and size of results of our efforts which will be necessary in order for you to be profitable:

In order for the Corporation to be profitable, we will study the supply-demand relationships, the political factors and the markets of the concerned countries and internationals in every day. We will do our best to know the political and economic situations and policies of the concerned countries and internationals, it will be good to get opportunities for investing in foreign exchange, gold and silver market.

Discuss whether there are any limits on the amount of leverage that we will incur, the degree to which our intend on leveraging our trades and the factors we will consider before making leveraged trades:

In foreign exchange market, investors are trading foreign exchange according the exchange rate. The prices change maybe one penny, even the prices change is smaller. Because the prices change is very smaller, investors have to wait long time, and invest too much funds for making a profit. After using leverage to trade, investors can use the fewer funds, and use the less time to make a profit. It is necessary to use leverage for trading foreign exchange. The Corporation can use leverage to increase its potential for making a profit.

If the investing direction of the investors' currency pairs will be opposite with the market direction of their currency pairs, investors will have more losing opportunities if they use a higher leverage rate. The Corporation will use low leverage rate when we are or will be trading foreign exchange.

The amount of leverage that we will incur is 50:1.

Anybody, who trade foreign exchange by an account in any foreign exchange brokerages, must use leverage to trade. All foreign exchange brokerages offer leverage to trade for all its customers.

We use leverage to increase our potential for making a profit. I must use leverage to trade foreign exchange.

(d). Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The corporation's investment strategy for the foreign exchange, London gold and spot silver investment is short term hold and trade, and tries to reduce any investment and trading risk.

The Corporation plan that more than 90% of the company's assets will be invested in the trading the foreign currency exchange, London gold and spot silver.

Now, the Corporation is using its 100% working capital to trading foreign exchange.

In the future, the Corporation plan to use 70% working capital for trading foreign exchange, and use 15% working capital for trading London gold, and use 15% working capital for trading spot silver.

The Corporation open account in some brokerages companies to trade the foreign currency exchange, London gold and spot silver.

The market studies for trading the foreign currency exchange, London gold and spot silver will be managed by the president of the Corporation.

The Corporation doesn't have any major existing sales contracts.

Set forth the timing and results of our efforts which will be necessary in order for us to be profitable:

The managers of the Corporation are trying to study the foreign exchange markets, and try to make profit; the Corporation will reinvest all its profit, and try to make more profit; Lansdale Inc will support the Corporation by granting funds and/or make loans without interest, and try to make more profit.

Since October 1, 2014 to September 30, 2015, the goal of the Corporation will be

that the Annual Return on Total Assets of the Corporation will be more than 10%.

Since October 1, 2015 to September 30, 2016, the goal of the Corporation will be that the Annual Return on Total Assets of the Corporation will be more than 15%.

Since October 1, 2016 to September 30, 2017, the goal of the Corporation will be that the Annual Return on Total Assets of the Corporation will be more than 15%.

(e). State the backlog of written orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12/31/2014, $0
As of 12/31/2013, It isn't applicable.

(f). State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The number of the Corporation's present employee is 1; the number of employees it anticipates it will have within the next 12 months is 1; the employee isn't separated by the type of employee; any employees aren't subject to collective bargaining agreement; the Corporation's employees aren't on strike, haven't been on strike, or are threatening to strike.

Now, there aren't any supplemental benefits or incentive arrangements for the corporation's employees.

In the future, the supplemental benefits or incentive arrangements for the corporation's employees will be made by the Board of directors of the Corporation.

(g). Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Corporation doesn't have lands and buildings, such as plants, mines, oil, and gas.

The Corporation didn't purchase any real estate, equipments and patents. The Corporation didn't lease any real estate. The Corporation won't intents to acquire any real estate in the immediate future.

China Democracy Party Foundation (CDPF) will agree that the Corporation will be free to use office, office equipments and office supplement within three years since Aug.15, 2014. **The Corporation won't need any return to CDPF.**

Wanjun Xie, who is the president of the Corporation, will use his private fund to donate to CDPF. He will plan to donate more than $10,000 to CDPF before Aug. 15, 2017.

(h). Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this Intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Corporation's operations don't depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information.

(i). If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Corporation's business, products, or properties aren't subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j). State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Corporation don't have any subsidiaries, so there aren't any Financial Statements of subsidiaries to be included in the Financial Statements.

(k). Summarize the material event in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On September 20, 2014, Lansdale Inc became the 100% owner of the Corporation.

The Corporation didn't have any other material mergers or acquisitions during the past five years, or for whatever lesser period the Corporation has been in existence.

The Corporation don't have recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering. Lansdale Inc will acquired 90% shares of the Corporation in anticipation of this offering.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Plan of Operation and Milestones Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds should be when accomplished
(1). Start to profit in trading foreign	Study the foreign exchange Market, and try to do best in trading foreign exchange. and the Corporation's income will be reinvested to achieve increasing the share's price.	Sep. 31, 2015

(2). The business will be running normally, to increase capital, to increase profit.	the Corporation's income will be reinvested to achieve increasing the share's price. **Lansdale Inc will grant funds and/or make loans without interest to the Corporation.**	Mar. 31, 2016
(3). Start to trade gold and silver, and continue to increase capital, increase profit.	the Corporation's income will be reinvested to achieve increasing the share's price. **Lansdale Inc will grant funds and/or make loans without interest to the Corporation.**	Sep. 30, 2016

(b) State the probable consequences to the Corporation of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Corporation's liquidity in view of the Corporation's then anticipated level of operating costs.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If the Corporation of delays in achieving each of the events or milestones within the above time schedule, the profit capacity of the Corporation will be serious to decrease, the Corporation's liquidity will be serious to decrease; even the Corporation's liquidity will be exhausted. The faith of the Corporation's shareholder will be serious to decrease, they will undersell the shares of the Corporation, and the share's price of the Corporation will be falling.

OFFERING PRICE FACTORS

The securities offered are class A common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014, its last fiscal years was short term.

Total net, after-tax earnings for the last fiscal year was **($256)**, per share was **(-)**.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

As of December 31, 2014, the Corporation's profit (lose) was **($256)**, the Corporation couldn't show offering price as a multiple of earnings, didn't adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price.

7. (a). What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$______________ ($______________ per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value (If deficit, show in parenthesis) of the Corporation is **$18,970** (about **$-** per share)

The net tangible book value per share isn't substantially less than this offering price per share.

(b). State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

There weren't any securities were issued during the last 12 months.

At the time of the sale, Lansdale Inc was an affiliate of the Corporation.

8. (a). What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: ______%
If the minimum is sold: ______%

The percentage of the outstanding shares of the corporation will the investors in this offering:

If the maximum is sold: 100%
If the minimum is sold: 95%

(b). What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: ______*
If the minimum is sold: ______*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ________________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $________.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

The post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page:

If the maximum is sold: **$37,206**
If the minimum is sold: **$35,206**

USE OF PROCEEDS

9. (a). The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$36,000	$38,000
	100%	100%
Less: Offering Expenses		
Commission & Finders Fees	$0	$0
Legal & Accounting	$0	$0
Copying & Advertising	$0	$0
NYS Registering	$794	$794
Net Proceeds from Offering	$35,206	$37,206
Net Proceeds		
Working Capital	$25,206	$37,206
Total Use of Net Proceeds	$35,206	$37,206
	100%	100%

(b).If there is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Footnotes:

Working Capital including:

(1). Investing in trading the spot foreign exchange;
(2). Investing in trading the spot gold;
(2). Investing in trading the spot silver.

The order of priority in which the proceeds will be used:

(1). NYS Registering Fee;
(2). Office supplements;
(3). Legal & Accounting;
(4). Working Capital;
(5). Copying & Advertising.

<u>10. (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.</u>

There aren't material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

<u>(b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.</u>

There isn't any material part of the proceeds is to be used to discharge indebtedness.

<u>(c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.</u>

There isn't any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

(d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

There isn't any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The corporation isn't having or anticipates having within the next 12 months any cash flow or liquidity problems and not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Corporation to make payments.

There isn't a significant amount of the Corporation's trade payables have not been paid within the stated trade term.

The Corporation isn't subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Corporation's cash requirements for the next 12 months, and it won't be necessary to raise additional funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of

securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding As Adjusted 12/31/2014	Minimum	Maximum
Debt:			
Short-term debt(average interest rate %)	$ 0	$ 0	$ 0
Long-term debt(average interest rate %)	$ 0	$ 0	$ 0
Total debt	$ 0	$ 0	$ 0
Stockholders equity (deficit) :			
Preferred stock-par or stated value	-	-	-
Common stock-par or stated value	-	$ 36,000	$ 38,000
Additional paid in capital	$19,226	$ 36,000	$ 38,000
Retained earnings (deficit)	**($ 256)**	**($ 256)**	**($ 256)**
Corporation's Register	$609	$794	$794
Total stockholders equity (deficit)	-	**$ 34,950**	**$ 36,950**
Total capitalization	**$ 18,351**	**$ 34,950**	**$ 36,950**

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares	Authorized Per Share
0 shares	N/A	N/A

Number of Class A common shares authorized: 380,000,000 shares. Par or stated value per share: $0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: None
[ ] Other: None

15. These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Other special rights or preferences (specify) :

Explain: Not applicable!

16. Are the securities convertible?

[ ] Yes [X] No

17. The securities aren't notes or other types of debt securities.

18. The securities aren't Preference or Preferred stock.

19. The securities are capital stock, so the Corporation can't pay dividends, if the Corporation would not be able to pay its debts as they become due in the usual course of business, or if the Corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed.

20. Current amount of assets available for payment of dividends if deficit must be first made up: **$18,970** (deficit: $0)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: ______________________
Address: ______________________
Telephone No.: (   ) ________________

There aren't any selling agents in this offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether

the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There aren't any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. The corporation won't indemnify the selling agents or finders against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

There aren't any selling agents or finders, so there aren't any material relationships between any of the selling agents or finders and the Corporation or its management.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: ______________________
Address: ____________________
Telephone No.: (   ) ________________

If this offering is not being made through selling agents, the names of persons at the corporation through which this offering is being made: Wanjun Xie

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Tel: 646-508-6285

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [ ] No

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

The Corporation don't need any independent bank or savings and loan association or other similar depository institution acting as escrow agent.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

It isn't applicable!

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

The nature of any resale restrictions on presently outstanding shares: There aren't any resale restrictions on presently outstanding shares, so it isn't applicable.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28.The Corporation didn't have within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

The Corporation doesn't have a dividend history. We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be made by our board of directors.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: President
Name: Wanjun Xie
Age: 48
Office Street Address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Telephone No.: (646) 508-6285

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:

Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Also a Director of the Company [X]Yes [ ] No

30. Chief Operating Officer:

Title: President
Name: Wanjun Xie
Age: 48
Office Street Address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Telephone No.: (646) 508-6285

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:

Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Also a Director of the Company [X]Yes [ ] No

31. Chief Financial Officer:

Wanjun Xie will charge the CFO duty. An independent Accountant Service Agency will assist part of the Corporation's financial management affairs and all reporting Taxes affairs.

Title: President
Name: Wanjun Xie
Age: 48
Office Street Address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Telephone No.: (646) 508-6285

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:

Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Also a Director of the Company [X]Yes [ ] No

32. Other Key Personnel:

None

Notes: Now,Wanjun Xie and Liuyan Li continue to charge all affairs of China Democracy Party Foundation, but they are volunteers to work for China Democracy Party Foundation. Now, Wanjun Xie is self-employed,Liuyan Li is self-employed.

Principal Business of China Democracy Party Foundation (CDPF)

CDPF is a not-for-profit organization in U.S.A. CDPF is trying to work for democracy, freedom, fairness and justice in China. CDPF is trying to bring the value view and the politic system of U.S.A . to China. CDPF is trying to build a multi-party political system in China in the future.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 persons

34. Information concerning outside or other Directors (i.e. those not described above):

Name: Liuyan Li

Age: 49
Title: director
Office Street Address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Telephone No.: (718) 813-3322

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: China Democracy Party Foundation
Title: secretary
Start date of position held: Jun., 2006
Job responsibilities: charge all administration affairs.

Education:

Degrees: bachelor
Schools: Guangxi Normal University (in China)
Date: 09/1987-06/1991

35. (a).The Corporation don't have any of the Officers or Directors ever worked for or managed a corporation (including a separate subsidiary or division of a larger enterprise) in the same business as the Corporation.

(b).The Corporation don't have any of the Officers, Directors or other key personnel have ever worked for or managed a corporation in the same business or industry as the Corporation or in a related business or industry.

(c).The Corporation has conducted operations, but it is otherwise in the development stage. Mr Wanjun Xie has ever managed another corporation in the start-up or development stage. That corporation's name is American Quickclean Inc, Mr Wanjun started to build it In Feb., 2008, and has been managing the corporation from Feb., 2008 to now.

(d).There aren't any of the Corporation's key personnel are not employees but are consultants or other independent contractors.

(e).The Corporation don't have key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable!

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price

per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Shareholder Name	Class of Shares	Average Price Per Share	No. of Shares Now Holding	% of Total	No. of Share After Offering if All Securities Sold	% of Total
Liuyan Li *	Common Shares	$0.0001	0	-	204,000,000	54%
Wanjun Xie *	Common Shares	$0.0001	0	-	136,000,000	36%
Lansdale Inc	Common Shares	$0.0001	0	-	340,000,000	90%

*Liuyan Li & Wanjun Xie will own indirectly the Class A common shares of Lemont Inc by Lansdale Inc.

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., 203, Flushing, NY11354

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Residential address: 61-12 228th Street, 1st Fl, Bayside, NY11364

The Corporation will only issue the Class A common stock, the Corporation didn't issue any preferred stock or any other convertible securities.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 0 shares (0 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 360,000,000 shares (95 % of total outstanding)
b)Assuming maximum securities sold: 380,000,000 shares (90 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) There aren't any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) The Corporation don't and won't have made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years

(c) Any of the Company's Officers, Directors, key personnel or 10% stockholders don't have guaranteed or co-signed any of the Corporation' s bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering.

40. (a)The Corporation started to operation since October 6, 2014, so its last fiscal year was a short term, and there aren't any remuneration by the Corporation to Officers, Directors and key personnel for the last fiscal year.

(b) There aren't any remuneration is expected to change or has been unpaid in prior years.

(c) There aren't any employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **380,000,000** shares (100 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). The Corporation issue only Class A common shares, the Corporation didn't issue any stock options, warrants or rights, so there aren't the expiration dates, exercise prices and other basic terms for these securities:

(b) **0** shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) Now, there aren't plans to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

None.

LITIGATION

43. The Corporation didn't have any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Corporation's business, financial condition, or operations, including any litigation or action involving the Corporation's officers, directors or other key personnel.

FEDERAL TAX ASPECTS

44. The Corporation isn't an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering.

MISCELLANEOUS FACTORS

45. There aren't any other material factors, either adverse or favorable, that will or could affect the Corporation or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Lemont Inc
Condensed Balance Sheets
(Unaudited)

	December 31, 2014
Assets	
Current assets	
Cash and cash equivalents	**$18,970**
Marketable securities	$0
Accounts receivable, net	$0
Prepaid expenses and other current assets	$0
Total current assets	**$18,970**
Property and equipment, net	$0
Intangible assets, net	$0
Goodwill	$0

Other assets	$0
Total assets	**$18,970**
Liabilities and stockholders' equity	
Current liabilities:	$0
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Current portion of capital lease obligations	$0
Total current liabilities	$0
Capital lease obligations, less current portion	$0
Other liabilities	$0
Total liabilities	$0
Stockholders' equity	-
There weren't Common stock to be issued	
As of December 31, 2014.	–
Additional paid-in capital	$19,226
Accumulated other comprehensive (loss) income	$0
Retained earnings	**($256)**
Total liabilities and stockholders' equity	-

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc

Condensed Statement of Income

(Unaudited)

	Ended December 31, 2014 (From October 6, 2014 to December 31, 2014)
Revenue	$(38)
Costs and expenses:	
Cost of revenue	$47
Research and development	$0
Marketing and sales	$0
General and administrative	$0
Office Expenditure	$171
Total costs and expenses	**$256**
Income from operations	($38)
Interest and other income/(expense), net	$0
Income before provision for income taxes	**($256)**
Provision for income taxes	$0

Net income	**($256)**
Less: Net income attributable to participating securities	-
Net income attributable to Class A common stockholders	-
Earnings per share attributable to Class A common stockholders:	
Basic	-
Diluted	-
Weighted average shares used to compute earnings per share attributable to Class A common stockholders:	
Basic	-
Diluted	-
Share-based compensation expense included in costs and expenses:	
Cost of revenue	$0
Research and development	$0
Marketing and sales	$0
General and administrative	$0
Total share-based compensation expense	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Statements of Stockholders' Equity
(Unaudited)

	Class A Common Stock (Shares)	Class A Common Stock (Par Value)	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Issuance of common stock, net of issuance costs	-	-	-	-	-	-
Issuance of common stock for cash upon exercise of stock options	-	-	-	-	-	-

Issuance of common stock to nonemployees for past services	-	-	-	-	-	-
Exercise of preferred stock warrants	-	-	-	-	-	-
Conversion of Series B & C preferred stock to common stock	-	-	-	-	-	-
Share-based compensation, relatedto employee share-based awards	-	-	-	-	-	-
Tax benefit from share-based award activity	-	-	-	-	-	-
Net income	-	-	-	-	-	-
Balances at December 31, 2014	-	-	$19,226	**($256)**	-	-

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Condensed Statements of Cash Flows
(Unaudited)
Ended December 31, 2014
(From October 6, 2014 to December 31, 2014)

Cash flows from operating activities	
Net income	**($256)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	$0
Lease abandonment	$0
Share-based compensation	$0
Deferred income taxes	$0
Tax benefit from share-based award activity	$0
Excess tax benefit from share-based award activity	$0
Other	$0
Changes in assets and liabilities:	
Accounts receivable	$0
Prepaid expenses and other current assets	$0
Other assets	
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Other liabilities	$0
Net cash provided by operating activities	**($256)**
Cash flows from investing activities	
Purchases of property and equipment	$0
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	$0
Change in restricted cash and deposits	$0
Other investing activities, net	$0
Net cash provided by (used in) investing activities	**$19,226**
Cash flows from financing activities	
Cash received from sale the common shares	**$0**
Taxes paid related to net share settlement of equity awards	$0
Proceeds from exercise of stock options	$0
Repayment of long-term debt	$0
Principal payments on capital lease obligations	$0
Excess tax benefit from share-based award activity	$0
Net cash provided by (used in) financing activities	**$0**
Effect of exchange rate changes on cash and cash equivalents	-
Net increase in cash and cash equivalents	**$18,970**
Cash and cash equivalents at beginning of period	$0
Cash and cash equivalents at end of period	**$18,970**
Supplemental cash flow data	

Cash paid during the period for:	
Interest	$0
Income taxes	$0
Cash received during the period for:	
Cash received from sales of our common shares	**$0**
Income taxes	$0
Non-cash investing and financing activities:	
Net change in accounts payable and accrued expenses and other current liabilities related to property and equipment additions	$0
Property and equipment acquired under capital leases	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Notes to Condensed Financial Statement
(Unaudited)

Note 1.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

This is the first condensed financial statements of the Corporation.

The Corporation started to operation its business since October 6, 2014, and the Corporation started to test trading foreign exchange since November 17, 2014.

The condensed financial statements include the accounts of Lemont Inc. All intercompany balances and transactions have been eliminated.

The accompanying condensed financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the periods.

Use of Estimates

Conformity with GAAP requires the use of estimates and judgments that affect the reported amounts in the condensed financial statements and accompanying notes.

These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources.

We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances.

GAAP requires us to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, contingent liabilities, fair value of financial instruments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, and income taxes.

These estimates are based on management's knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

Note 2. Acquisitions

On September 20, 2014, Lansdale Inc became the 100% owner of the Corporation, but the Corporation didn't issue any securities to Lansdale Inc.

Note 3.Earnings per Share

Basic EPS is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of our Class A common stock outstanding, adjusted for outstanding shares that are subject to repurchase.

For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans.

Diluted EPS attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. Basic and dilutive securities in our basic and diluted EPS calculation for from the October 6, 2014 to December 31, 2014.

Basic and diluted EPS are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The numerators and denominators of the basic and diluted EPS computations for our Class A common stock were calculated as follows:

	Ended December 31, 2014
Basic EPS:	
Numerator	
Net income	**($256)**
Less: Net income attributable to participating securities	-
Net income attributable to common stockholders	-
Denominator	
Weighted average shares outstanding	-
Less: Shares subject to repurchase	-
Number of shares used for basic EPS computation	-
Basic EPS	-
Diluted EPS:	
Numerator	
Net income attributable to common stockholders	-
Reallocation net income attributable to participating securities	-
Net income attributable to common stockholders for diluted EPS	-
Denominator	
Number of shares used for basic EPS computation	-
Weighted average effect of dilutive securities:	
Number of shares used for diluted EPS computation	-
Diluted EPS	-

Note 4. Cash, Cash Equivalents and Marketable Securities

The following table sets forth the cash and cash equivalents:

	December 31, 2014
Cash and cash equivalents:	
Cash	**$18,970**
Cash equivalents	$0
Total cash and cash equivalents	**$18,970**

The Corporation didn't have any marketable securities.

Note 5.Property and Equipment

Property and equipment consisted of the following:

	December 31, 2014
Land	$0
Buildings	$0
Leasehold improvements	$0
Network equipment	$0
Computer software, office equipment and other	$0
Construction in progress	$0
Total	$0
Less: Accumulated depreciation	$0
Property and equipment, net	$0

Note 6. Goodwill and Intangible Assets

The Corporation didn't have any Goodwill and Intangible Assets.

Note 7. Long-term Debt

The Corporation didn't have any Long-term Debt.

Note 8. Commitments and Contingencies

The Corporation didn't have any commitments and contingencies.

Note 9.Stockholders' Equity

As of December 31, 2014, the Corporation didn't issue any type stocks, options and warrants. The Corporation didn't have any share-based compensation, related to employee share-based awards, Tax benefit from share-based award activity.

Share-based Compensation Plans

The Corporation didn't have any share-based compensation plans, so it wasn't applicable!

Note 10. Income Taxes

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter we update our estimate of the annual effective tax rate, and if our estimated annual tax rate changes, we make a cumulative adjustment in that quarter. Our quarterly tax provision, and our quarterly estimate of our annual effective tax rate, are subject to significant volatility due to several factors, including our ability to accurately predict our income (loss) before provision for income taxes in multiple jurisdictions, including the portions of our share-based compensation that will not generate tax benefits, and the effects of acquisitions and the integration of those acquisitions. In addition, our effective tax rate can be more or less volatile based on the amount of income before provision for income taxes.

We are subject to taxation in the United States and various other state jurisdictions. We are under examination by the Internal Revenue Service (IRS). We remain subject to possible examinations or are undergoing audits in various other jurisdictions that are not anticipated to be material to our financial statements.

Although the timing of the resolution, settlement, and closure of any audit is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining that are subject to examination, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Corporation's financial statements show losses from operations, explain the causes underlying these losses and what steps the Corporation has taken or is taking to address these causes.

The Corporation started to test the trading foreign exchange by MT4 Trading Platform since November 17, 2014. Because we didn't know well to use the MT4 Trading platform, we have the small loses from operation.

We will good to use the MT4 Trading Platform in the future, and then we won't have loses for these causes.

48. There aren't any trends in the Corporation's historical operating results.

49. The Corporation don't sells a product or products.

50. Foreign sales as a percent of total sales for last fiscal year: 0% . Domestic government sales as a percent of total domestic sales for last fiscal year: 0%

PART III EXHIBITS

3.1.1**	Certificate of Incorporation
3.1.2**	Amendment of Certificate of Incorporation
3.1.3**	Amendment of Certificate of Incorporation
3.2**	Articles of Bylaw
4.1**	Form of Registrant's Class A Common Stock Certificate (Amendment)
4.2**	Defining right of Class A Common Stock holders
4.3**	Restrictive clause to Special Shareholders (Amendment)
4.4**	Promise Letter of Lansdale Inc
11.1**	Legal Opinion (Additional)
32.1**	Notice of Claim Exemption to National Futures Association (1)
32.1**	Notice of Claim Exemption to National Futures Association (2)

* To be filed by amendment.

** Previously filed.

SIGNATURES

The issuer has duly caused this offering statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on **June 2, 2015.**

Issuer: Lemont Inc


Signature: ______________

Date: 06/02/2015

Wanjun Xie

President

(Chief Executive Officer)


Signature: ______________

Date: 06/02/2015

Wanjun Xie

President

(Principal Financial Officer)


Signature: ______________

Date: 06/02/2015
Wanjun Xie
President
(Principal Accounting Officer)

Majority of the Board of Directors



Signature: ______________
Date: 6-2-2015
Liuyan Li
President
(Director of Board)



Signature: ______________
Date: 06/02/2015
Wanjun Xie
President
(Director of Board)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

The Corporation don't have any selling security holders, so it isn't applicable!